UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

__________________________
FORM 6-K
__________________________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 12, 2007
Commission File Number 1-32591
_____________________
SEASPAN CORPORATION
(Exact name of Registrant as specified in its Charter)
_____________________

Unit 2, 7th Floor, Bupa Centre
141 Connaught Road West
Hong Kong
China
(Address of principal executive offices)
_____________________

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F	__X__	Form 40-F	_____

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).]
Yes	______	No	__X__

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).]
Yes	______	No	__X__

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
Yes	______	No	__X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Seaspan Corporation dated February 12, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: February 12, 2007	By:	/s/ Kevin M. Kennedy
Kevin M. Kennedy
Chief Financial Officer

Exhibit I
Seaspan Corporation
Unit 2, 7th Floor, Bupa Centre
141 Connaught Road West
Hong Kong, China

c/o 2600 - 200 Granville Street
Vancouver, BC
Canada V6C 1S4
Tel: 604-638-2575
Fax: 604-648-9782
www.seaspancorp.com

FOR IMMEDIATE RELEASE

SEASPAN ANNOUNCES CONFERENCE CALL AND WEBCAST
TO DISCUSS RESULTS FOR THE FOURTH QUARTER AND YEAR ENDED
DECEMBER 31, 2006

Hong Kong, China, February 12, 2007 - Seaspan Corporation (NYSE: SSW) plans to release its financial results for the fourth quarter and year ended December 31, 2006, on Thursday, March 1, 2007 prior to market opening.

Seaspan plans to host a conference call for all shareholders and interested parties immediately following the release at 9:00 a.m. Eastern Time to discuss the results.

Conference Call and Webcast Information:

Date of Conference Call:	Thursday, March 1, 2007
Scheduled Time:	9:00 a.m. ET / 8:00 a.m. CT / 7:00 a.m. MT / 6:00 a.m. PT
Participant Toll Free Dial In #:	1-800-946-0706
International Dial In #:	1-719-457-2638

To access the live webcast of the conference call, go to www.seaspancorp.com and click on “Investor Relations” then “Events Calendar” for the link. The webcast will be archived on the site for one year.

A replay of the conference call will also be available from 12:00 p.m. ET on March 1, 2007 through to 11:59 p.m. ET Thursday, March 15, 2007. The replay telephone numbers are: 1-888-203-1112 or 1-719-457-0820 and the replay passcode is: 4494471.

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About Seaspan

Seaspan owns containerships and charters them pursuant to long-term fixed-rate charters. Seaspan’s fleet of 41 containerships consists of 23 existing vessels and 18 to be delivered over approximately the next three years. The 18 vessels that Seaspan has contracted to purchase are already committed to long-term charters ranging from ten to twelve years. Seaspan’s operating fleet of 23 vessels has an average age of approximately five years with an average remaining charter period of approximately eight years. Seaspan’s customer base consists of the largest liner companies including China Shipping Container Lines, A.P. Moller-Maersk, Mitsui O.S.K. Lines, Hapag-Lloyd and Cosco Container Lines.

Seaspan’s common shares are listed on the New York Stock Exchange under the symbol “SSW.”

For Investor Relations and Media Inquiries:

Mr. Kevin M. Kennedy
Chief Financial Officer
Seaspan Corporation
Tel. 604-638-2575

For Media Inquiries:

Mr. Leon Berman
The IBG Group
Tel. 212-477-8438

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